Mastercard
2000 Purchase Street
Purchase, NY 10577-2509

Tel 1-914-249-2000

www.mastercard.com

VIA EDGAR

December 28, 2022

Mr. Tony Watson
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Mastercard Inc.
Form 10-K For Fiscal Year Ended December 31, 2021
Filed February 11, 2022
File No. 001-32877

Dear Mr. Watson:
Mastercard Incorporated (“Mastercard” or the “Company”) is submitting the following responses to your supplemental letter dated December 7, 2022 regarding the review by the staff (the “Staff”) of the Securities and Exchange Commission of Mastercard’s Form 10-K for the fiscal year ended December 31, 2021, filed on February 11, 2022 (the “Form 10-K”).
To assist your review, we have retyped the text of the Staff’s supplemental comment in italics below.
Notes to consolidated financial statements
Note 3. Revenue, page 77
1.We have reviewed your response to our prior comment 1 in your letter dated July 8, 2022 and your response to our prior comment 2 in your letter dated August 5, 2022. We do not believe your disclosure of “gross revenue” by source with total rebates and incentives shown as a separate line, complies with the requirements of ASC 606. In this regard, we note that these categories are not revenue based on the recognition and measurement guidance in ASC Topic 606. Please revise your disclosure as appropriate.
The Company respectfully acknowledges the Staff’s comment. In accordance with ASC 606-10-55, paragraphs 90 and 91, we will update our disaggregated net revenue presentation to reflect the nature of our payment services and will continue to provide a disaggregation of net revenue by geographic region. This revised presentation reflects the recognition and measurement guidance in ASC 606. The following revised net revenue presentation by category will be applied prospectively for all periods presented within our December 31, 2022 Form 10-K:

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The Company’s disaggregated net revenue by category was as follows for the years ended December 31:

	2022	2021	2020
(in millions)
Revenue by category:
Payment network	$—	$—	$—
Value-added services and solutions	—	—	—
Net revenue	$—	$—	$—

Management's discussion and analysis of financial condition and results of operations
Additionally, in response to the comment in your initial letter dated June 27, 2022 on Item 7. Management’s discussion and analysis of financial condition and results of operations (“MD&A”), Financial Results, Revenue, page 51, we will remove the disaggregated net revenue table on pg. 51 and replace it with our revised disaggregated net revenue table as presented above, disaggregating net revenues between (i) payment network and (ii) value-added services and solutions.
Supplemental non-GAAP disclosures
To enable users of our financial statements to understand and evaluate financial performance related to our payment network revenue category, as compared to the most relevant key metrics and economic factors commonly evaluated in our industry, we will also include the following supplemental disclosure and table in the Non-GAAP Financial Information section of MD&A:

Supplemental Presentation of our Payment Network Revenue Category
We have provided a non-GAAP supplemental table to present the fees we charge on domestic and cross-border volumes, transactions processed and other network fees, as well as the corresponding rebates and incentives. The growth rates in fees charged for our domestic and cross-border volumes and transactions processed enable a comparison to the related key metrics and economic factors that drive payment network revenue growth such as gross dollar volume (“GDV”), cross-border volume and switched transactions (see pg. XX for a description of our key metrics). It also provides visibility of the total rebates and incentives provided to customers to generate these fees. We believe, for these reasons, the supplemental table provides a meaningful presentation of our results.

	For the Years Ended December 31,			2022		2021
	2022	2021	2020	Increase / (Decrease)	Currency-neutral Increase / (Decrease)	Increase / (Decrease)	Currency-neutral Increase / (Decrease)
($ in millions)
Payment network	$—	$—	$—	—%	—%	—%	—%
Domestic assessment fees	$—	$—	$—	—%	—%	—%	—%
Cross-border volume fees	—	—	—	—%	—%	—%	—%
Transaction processing fees	—	—	—	—%	—%	—%	—%
Other network fees	—	—	—	—%	—%	—%	—%
Rebates and incentives	—	—	—	—%	—%	—%	—%
Note: Table may not sum due to rounding.

The Company will update other sections of the December 31, 2022 Form 10-K to conform to these revised disclosures.
Please do not hesitate to call me with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Sandra Arkell
Sandra Arkell
Corporate Controller
Principal Accounting Officer

Cc:	Suying Li, Securities and Exchange Commission
Michael Miebach, President and Chief Executive Officer
Sachin Mehra, Chief Financial Officer

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